1000 Six PPG Place
Pittsburgh, PA 15222-5479
March 19, 2010
Via EDGAR and Facsimile
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-7010
Attn: Ms. Tracey McKoy

RE:	Allegheny Technologies Incorporated
Form 10-K for the fiscal year ended December 31, 2009
Filed February 25, 2010
File No. 1-12001
Dear Ms. McKoy:
     This letter sets forth our response to the letter dated March 12, 2010 of the Staff of the U.S. Securities and Exchange Commission with respect to the Form 10-K for the year ended December 31, 2009 (the “Comment Letter”) for Allegheny Technologies Incorporated (the “Company”).
     Set forth below is the Company’s response to each of the comments in the Comment Letter. For your convenience, the comments are reproduced in bold text below and are numbered to correspond to the comments in the Comment Letter, and are followed by the Company’s responses.
Form 10-K for the Fiscal Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition ... , page 17
High Performance Metals, page 21 and Flat-Rolled Products, page 25
1. We note your disclosure that you have entered into long-term agreements with Rolls-Royce plc, GE Aviation and The Boeing Company as well as long-term supply agreements with certain customers. These agreements appear to be material to your business but do not appear to have been publicly filed with your reports. Please tell us why you believe you are not required to file these agreements. Please refer to Item 601(b)(10) of Regulation S-K generally and Item 601(b)(10)(ii)(B) specifically.

Ms. Tracey McKoy
United States Securities and Exchange Commission
March 19, 2010

The long-term agreements with the three parties mentioned in the High Performance Metals segment, and similar agreements that are discussed in the Flat-Rolled Products business segment concerning grain-oriented electrical steel, were all entered into in the ordinary course of business. We and our customers use long-term agreements to provide a stable framework for pricing and quantity planning, to ensure a mutually beneficial commercial relationship. For example, in each of the cases where we entered in a new long-term agreement with The Boeing Company (2006), GE Aviation (2007) and Rolls-Royce plc (2009), we already had an established business relationship with each company as a customer. Similarly, the long-term agreements for grain-oriented electrical steel in the Flat-Rolled Products segment represent the continuation of established commercial relationships.
Each of these long-term agreements represents less than 10% of the Company’s annual revenues, and ATI is not substantially dependent on any one customer. For example, in 2009, the most significant customer to the Company comprised less than 6.5% of revenues, and no customer, including any customer with which we have a long-term agreement, has exceeded 10% of revenues for any of at least the last ten years.
Accordingly, we believe that these individual agreements entered into in the ordinary course of business are not required to be filed as exhibits under Regulation S-K Item 601(b)(10)(ii)(B).
2008 Compared to 2007, page 25
2. Please fully explain to us how the significant 2008 4th quarter decline in raw materials prices (pp. 29-30) impacted your December 31, 2008 lower of cost or market analysis. Please also demonstrate to us how your reserve accounting is consistent with SAB 5:BB.
The 2008 fourth quarter declines in raw material prices were largely offset by reductions to the LIFO reserve, which resulted from these same reductions in costs. While profit margins on High Performance Metals segment products were lower than the prior year, we did not experience negative profit margins or similar indicators that the utility of the goods produced were below our costs.
SAB 5:BB indicates the following:
     “ARB 43, Chapter 4, Statement 5, specifies that: “[a] departure from the cost basis of pricing the inventory is required when the utility of the goods is no longer as great as its cost. Where there is evidence that the utility of goods, in their disposal in the ordinary course of business, will be less than cost, whether due to physical obsolescence, changes in price levels, or other causes, the difference should be recognized as a loss of the current period.”
We evaluated the carrying value (the utility of the inventory) at December 31, 2008 based upon current and estimated future selling prices and the estimated costs to complete (estimated net realizable value). The Company’s products are primarily made to order with the majority of the

Ms. Tracey McKoy
United States Securities and Exchange Commission
March 19, 2010

inventory on hand representing work-in-process. Inventory produced by our High Performance Metals business segment is manufactured to customer chemical composition, dimensions and metallurgical specifications. These specialty metals products are not of a commodity nature. As a result, current selling prices were considered to be an appropriate basis for evaluating whether a lower of cost or market situation existed. The estimated completion costs were based upon current actual labor and overhead rates that we were experiencing during the fourth quarter of 2008.
The estimated selling prices reduced by the cost of completion were in excess of the inventory carrying value; therefore a lower of cost or market reserve was not required.
Controls and Procedures, page 80
Disclosure Controls and Procedures, page 80
3. In future filings, please include a reference to the rule that defines the term “disclosure controls and procedures” (i.e., Rule 13a-15(e) or Rule 15d-15(e) under the Securities Exchange Act of 1934, as amended). Please refer to Item 307 of Regulation S-K.
The Company acknowledges the comment and will, in future filings, include a reference to Rule 13a-15(e) that defines “disclosure controls and procedures.”
Exhibits, Financial Statements and Financial Statement Schedules, page 83
4. We note your use of the following disclaimer with respect to the certifications required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act (i.e., Exhibits 31.1 and 31.2):
“The Exhibit attached to this Form 10-K shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to liability under that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such filing.”
This disclaimer is inappropriate, as the certifications required by Rule 13a-14(a) or Rule 15d-14(a) are considered to be part of your annual report on Form 10-K. In future filings, please refrain from using this or any similar disclaimer in connection with these certifications.
The Company acknowledges the comment and will, in future filings, not include a disclaimer in connection with the certifications.

Ms. Tracey McKoy
United States Securities and Exchange Commission
March 19, 2010

Exhibit 10.10 and Exhibit 10.18
5. We note that neither the Credit Agreement filed as Exhibit 10.1 to your Form 10-Q filed on August 2, 2007 nor the First Amendment to Credit Agreement filed as Exhibit 10.1 to your Form 8-K filed on June 3, 2009 contain any of the corresponding schedules and exhibits. Please file complete copies of these agreements, including all of their schedules and exhibits, with your next Exchange Act report.
The exhibits and schedules you refer to do not contain information that would add to an investor’s understanding of the terms and conditions of the Company’s credit facility. Much of the information contained in the omitted exhibits and schedules relates to financial and other data from periods preceding the execution of the Credit Agreement in 2007, and is therefore dated. In addition to having included the Credit Agreement and First Amendment to Credit Agreement as exhibits to its Annual Report on Form 10-K for its fiscal year ended December 31, 2009, the material terms of the Credit Agreement and First Amendment to Credit Agreement are fully described in the Company’s Annual Report on Form10-K for its fiscal year ended December 31, 2009 under Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Liquidity — Debt, and in Note 6 to the consolidated financial statements set forth in Item 8, Financial Statements and Supplementary Data.
Because filing the omitted exhibits and schedules would not provide additional material information to investors but would involve a meaningful expenditure of the Company’s resources, the Company does not believe that such a filing would promote the interests of the investing public. Accordingly, the Company proposes to not file the omitted exhibits and schedules at this time. If the Company enters into new material credit agreements or other financing arrangements in the future, the Company will file schedules or similar attachments to the governing documents in accordance with Item 601(b)(10) of Regulation S-K.
Exhibits 31.1 and 32.2
6. We note that in paragraphs two and three you refer to “annual report” rather than “report.” In future filings, please provide certifications that set forth the exact language of paragraphs two and three as presented in Item 601(b)(31) of Regulation S-K.
The Company acknowledges your comment and will, in future filings, provide certifications that set forth the exact language of paragraphs two and three as presented in Item 601(b)(31) of Regulation S-K.
The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Tracey McKoy
United States Securities and Exchange Commission
March 19, 2010

Please contact the undersigned, Richard J. Harshman at (412) 394-2861 with any questions or comments.
Very truly yours,
/s/ Richard J. Harshman
Richard J. Harshman
Executive Vice President, Finance
and Chief Financial Officer
cc: L. Patrick Hassey